Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2015

This quarterly report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2015, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a 60% owned subsidiary of Melco Crown Entertainment Limited.

Studio City Finance Limited

Report for the Second Quarter of 2015

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

EXCHANGE RATE INFORMATION	4

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	5

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“Additional Development” refers to the additional second phase development project on the Studio City site, which is expected to include an additional luxury hotel and related facilities, retail, entertainment and gaming expansion capacity;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands with its American depository shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, owns a 60% interest in SCI;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of MCE and a shareholder of SCI;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, formed on March 24, 2006 under the laws of the U.S. state of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of the Studio City Project, as subsequently amended in accordance with the Studio City Project Facility;

•	“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability, and an indirect parent of our company;

•	“Shareholders Agreement” refers to the shareholders agreement dated July 27, 2011, by and among MCE Cotai, New Cotai, MCE and SCI (as amended from time to time);

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau to be developed, consisting of the Studio City Project and the Additional Development;

•	“Studio City Holdings” refers to Studio City Holdings Limited, a company incorporated in the British Virgin Islands and our immediate holding company;

•	“Studio City Project” or the “Project” refers to the first phase of our project to develop the Studio City site into a large-scale integrated leisure resort called “Studio City” combining luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio);

•	“Studio City Project Facility” refers to the senior secured project facility agreement, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain of its subsidiaries as guarantors, pursuant to which a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million) were made available;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2015.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, we may become highly leveraged. We also operate in Macau, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) the number of gaming tables ultimately allocated to be operated at Studio City by the applicable regulators, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “on track”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 30, 2015 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7513 to US$1.00. On August 14, 2015, the noon buying rate was HK$7.7554 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

We are currently developing the Studio City Project which is on track to open on October 27, 2015. As of the date of this report, no revenue or cash were provided by our intended operations during the periods reported. Accordingly, the activities reflected in our unaudited condensed consolidated statements of operations mainly relate to general and administrative expenses, amortization of land use right, pre-opening costs, interest expenses and other finance costs. Consequently, we have incurred losses to date and expect these losses to continue to increase until we commence commercial operations.

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014

For the second quarter of 2015, we had a net loss of US$35.3 million, an increase of US$21.0 million from a net loss of US$14.3 million for the second quarter of 2014, primarily due to an increase in pre-opening costs.

Amortization of land use right expenses for the second quarter of 2015 were US$3.0 million, in-line with the same period in 2014.

Pre-opening costs for the second quarter of 2015 were US$30.0 million, compared to US$4.2 million incurred for the second quarter of 2014. The increase in pre-opening costs of US$25.9 million was primarily due to an increase in payroll costs and administrative costs in connection with the start-up operations of Studio City incurred for the second quarter of 2015.

Interest expenses (net of capitalized interest of US$32.9 million) for the second quarter of 2015 were nil, compared to US$35,000 (net of capitalized interest of US$18.1 million) for the second quarter of 2014. The decrease in interest expenses (net of capitalized interest) of US$35,000 was primarily due to a higher interest capitalization of US$14.8 million associated with the Studio City construction and development projects and lower interest expenses on the Studio City land use right payable of US$0.6 million, partially offset by an increase in interest expenses of US$15.3 million upon our drawdown in full of the term loan facility under the Studio City Project Facility in July 2014.

Other finance costs for the second quarter of 2015 of US$3.4 million, included US$3.0 million of amortization of deferred financing costs (net of capitalization of US$2.9 million) associated with the drawdown in full in July 2014 of the term loan facility under the Studio City Project Facility and the Studio City Notes issued in November 2012 as well as the loan commitment fees of US$0.4 million associated with the Studio City Project Facility which were payable from January 2013. Other finance costs for the second quarter of 2014 of US$6.4 million, included US$0.1 million of amortization of deferred financing costs (net of capitalization of US$0.3 million) associated with the Studio City Notes and loan commitment fees of US$6.3 million associated with the Studio City Project Facility. The increase in the amortization of deferred financing costs and decrease in loan commitment fees resulted from the drawdown in full of the term loan facility under the Studio City Project Facility in July 2014.

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

For the six months ended June 30, 2015, we had a net loss of US$64.2 million, an increase of US$36.4 million from a net loss of US$27.8 million for the six months ended June 30, 2014, primarily due to an increase in pre-opening costs, higher interest expenses and amortizations of deferred financing costs arising from the drawdown in full of the term loan facility under the Studio City Project Facility on July 28, 2014, partially offset by higher interest capitalization upon our continuous development on Studio City and lower loan commitment fees.

Amortization of land use right expenses for the six months ended June 30, 2015 were US$6.1 million, in-line with the same period in 2014.

Pre-opening costs for the six months ended June 30, 2015 were US$47.3 million, compared to US$5.0 million incurred for the six months ended June 30, 2014. The increase in pre-opening costs of US$42.3 million was primarily due to an increase in payroll costs and administrative costs in connection with the start-up operations of Studio City incurred for the six months ended June 30, 2015.

Interest expenses (net of capitalized interest of US$64.3 million) for the six months ended June 30, 2015 were US$1.4 million, compared to US$2.3 million (net of capitalized interest of US$34.1 million) for the six months ended June 30, 2014. The decrease in interest expenses (net of capitalized interest) of US$0.9 million was primarily due to a higher interest capitalization of US$30.2 million associated with the Studio City construction and development projects and lower interest expenses on the Studio City land use right payable of US$1.2 million, partially offset by an increase in interest expenses of US$30.5 million upon our drawdown in full of the term loan facility under the Studio City Project Facility in July 2014.

Other finance costs for the six months ended June 30, 2015 of US$10.6 million, included US$9.7 million of amortization of deferred financing costs (net of capitalization of US$2.9 million) associated with the term loan facility under the Studio City Project Facility drew in July 2014 and the Studio City Notes issued in November 2012 as well as the loan commitment fees of US$0.9 million associated with the Studio City Project Facility which were payable from January 2013. Other finance costs for the six months ended June 30, 2014 of US$13.1 million, included US$0.6 million of amortization of deferred financing costs (net of capitalization of US$0.3 million) associated with the Studio City Notes and loan commitment fees of US$12.5 million associated with the Studio City Project Facility. The increase in the amortization of deferred financing costs and decrease in loan commitment fees resulted from the drawdown in full of the term loan facility under the Studio City Project Facility in July 2014.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of the Studio City Project. As a result, our working capital balance may be negative from time to time as the source of funds will be from long-term debt while our liabilities are current. In addition, we expect our cash outflow to increase as we will have substantial payment obligations relating to various development capital expenditure, pre-opening and working capital expenses and debt financing obligations during the construction period.

As of June 30, 2015, a total of US$1,280.0 million, representing all of the capital contribution required under the Shareholders Agreement, has been funded by MCE Cotai and New Cotai to SCI. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(In thousands of US$)
Net cash provided by (used in) operating activities	$1,898	$(12,029)	$(18,416)	$(19,285)
Net cash provided by investing activities	10,606	15,247	32,105	23,444
Net cash used in financing activities	(25)	(3,218)	(334)	(4,159)

Net increase in cash and cash equivalents	12,479	—	13,355	—
Cash and cash equivalents at beginning of period	4,037	—	3,161	—

Cash and cash equivalents at end of period	$16,516	$—	$16,516	$—

Operating Activities

We are currently developing the Studio City Project and therefore there was no revenue or cash generated from our intended operations during the periods reported herein. Net cash provided by (used in) operating activities during the presented periods in this quarterly report mainly represents general and administrative expenses, pre-opening costs, loan commitment fees associated with Studio City Project Facility paid and the working capital changes during the periods. For the three months ended June 30, 2015, net cash provided by operating activities were US$1.9 million. For the three months ended June 30, 2014, net cash used in operating activities were US$12.0 million. While for the six months ended June 30, 2015 and 2014, net cash used in operating activities were US$18.4 million and US$19.3 million, respectively. The change for the three and six months ended June 30, 2015 compared to the same periods in 2014 was primarily due to the decreased working capital partially offset by the increase in pre-opening costs paid during the periods.

The Studio City Project is on track to open on October 27, 2015. Our financial condition and ability to generate cash flow after the opening of the Studio City Project will depend to a large extent on the Studio City gaming revenue, which will be affected by, among other things, the number of gaming tables allocated by the Macau government for the Studio City Project and we remain concerned about receiving materially fewer tables than we intend to request for Studio City. We continue to monitor news reports and the Macau government’s policies relating to gaming table allocations in Macau and understand that a Macau gaming operator received an allocation of only 150 tables in May 2015. Because of the possibility that the table allocation for Studio City’s gaming area may be lower than anticipated, SCI has engaged Kirkland & Ellis LLP as its counsel and Moelis & Company LLC as its investment banker to assist it with contingency planning ahead of any table allocation decision for Studio City. In the event that the Studio City Project is allocated fewer than 400 tables, we may not be able to meet certain conditions and requirements of the Studio City Project Facility. In addition, an allocation of fewer than 400 tables could have a material adverse effect on our cash flow, results of operations and financial condition. As of the date of this report, no application has been submitted to the Macau government for the gaming table allocation for Studio City.

Notwithstanding this concern, we believe Studio City’s unique and diversified offerings will make it a unique asset built consistent with the Macau government’s objective of delivering world class entertainment.

Investing Activities

Net cash provided by investing activities was US$10.6 million for the three months ended June 30, 2015 as compared to US$15.2 million provided by investing activities for the three months ended June 30, 2014. The decrease was primarily due to the increased capital expenditure payments, advance to an affiliated company and prepayment for other long-term assets, partially offset by the decrease in restricted cash. Net cash provided by investing activities for the three months ended June 30, 2015 included a decrease in restricted cash of US$318.7 million, partially offset by capital expenditure payments of US$264.0 million, prepayment for other long-term assets of US$24.2 million, advance to an affiliated company of US$10.9 million and advance payments and deposits for acquisition of property and equipment of US$9.0 million.

Net cash provided by investing activities was US$15.2 million for the three months ended June 30, 2014, primarily due to a decrease in restricted cash of US$147.0 million, partially offset by capital expenditure payments of US$122.1 million and advance payments and deposits for acquisition of property and equipment of US$9.6 million.

The decrease in restricted cash of US$318.7 million and US$147.0 million during the three months ended June 30, 2015 and 2014, respectively, was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Net cash provided by investing activities was US$32.1 million for the six months ended June 30, 2015, as compared to US$23.4 million provided by investing activities for the six months ended June 30, 2014. The increase was primarily due to the decrease in restricted cash, partially offset by increased capital expenditure payments. Net cash provided by investing activities for the six months ended June 30, 2015 included a decrease in restricted cash of US$582.2 million, partially offset by capital expenditure payments of US$475.4 million, land use right payment of US$24.4 million, prepayment for other long-term assets of US$24.2 million, advance payments and deposits for acquisition of property and equipment of US$15.2 million and advance to an affiliated company of US$10.9 million.

Net cash provided by investing activities was US$23.4 million for the six months ended June 30, 2014, primarily due to a decrease in restricted cash of US$281.3 million, partially offset by capital expenditure payments of US$201.8 million, advance payments and deposits for acquisition of property and equipment of US$32.8 million and land use right payment of US$23.2 million.

The decrease in restricted cash of US$582.2 million and US$281.3 million during the six months ended June 30, 2015 and 2014, respectively, was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of the Studio City Notes and Studio City Project Facility.

Financing Activities

Net cash used in financing activities was US$25,000 for the three months ended June 30, 2015, primarily due to the payment of debt issuance costs of US$25,000 associated with the Studio City Project Facility.

Net cash used in financing activities was US$3.2 million for the three months ended June 30, 2014, primarily due to prepaid debt issuance costs of US$3.2 million associated with the Studio City Project Facility.

Net cash used in financing activities was US$0.3 million for the six months ended June 30, 2015, primarily due to the payment of debt issuance costs of US$0.3 million associated with the Studio City Project Facility.

Net cash used in financing activities was US$4.2 million for the six months ended June 30, 2014, primarily due to prepaid debt issuance costs of US$4.2 million associated with the Studio City Project Facility.

Indebtedness and Capital Contributions

The following table presents a summary of our indebtedness as of June 30, 2015:

As of June 30, 2015 (In thousands of US$)
Studio City Project Facility	$1,295,689
Studio City Notes	825,000

$2,120,689

There was no change in our indebtedness as of June 30, 2015 compared to March 31, 2015.

Under the Studio City Project Facility, a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility were made available. On July 28, 2014, we drew down the entire term loan facility under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. Certain proceeds of the term loan facility (which has been fully drawn) have been placed in a disbursement account, which is secured in favor of the security agent for the facility, and may be withdrawn to pay Project Costs, subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement agreement. Certain proceeds of the Studio City Notes have also been placed in reserved accounts, which are secured in favor of the collateral agent for the Studio City Notes, and may be withdrawn to pay the interest payable under the Studio City Notes, subject to the satisfaction of the conditions and requirements as specified by the relevant security documents.

For the purpose of financing the Studio City Project, we issued the US$825.0 million Studio City Notes and drew down the term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this report, MCE Cotai and New Cotai, the shareholders of SCI, had contributed an aggregate amount of US$1,250.0 million (which amount includes the completion guarantee support cash of US$225.0 million provided under the Studio City Project Facility) to the Studio City Project and US$30.0 million for the Additional Development.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2015

Page

Unaudited Condensed Consolidated Balance Sheets	F-2

Unaudited Condensed Consolidated Statements of Operations	F-3

Unaudited Condensed Consolidated Statements of Cash Flows	F-4

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2015	December 31, 2014
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$16,516	$3,161
Restricted cash	801,200	1,368,390
Amounts due from affiliated companies	7,266	3,874
Amount due from an intermediate holding company	82	82
Prepaid expenses and other current assets	5,091	2,999

Total current assets	830,155	1,378,506

PROPERTY AND EQUIPMENT, NET	2,182,731	1,629,803
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	52,140	80,687
RESTRICTED CASH	35,066	50,064
DEFERRED FINANCING COSTS, NET	72,635	85,195
LAND USE RIGHT, NET	136,175	142,227

TOTAL ASSETS	$3,308,902	$3,366,482

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$143,469	$139,223
Current portion of long-term debt	38,871	—
Amounts due to affiliated companies	16,173	3,730
Amount due to ultimate holding company	917	337

Total current liabilities	199,430	143,290

LONG-TERM DEBT	2,081,818	2,120,689
ADVANCE FROM IMMEDIATE HOLDING COMPANY	942,779	942,779
OTHER LONG-TERM LIABILITIES	47,218	57,846

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	298,596	298,596
Accumulated other comprehensive losses	(102)	(84)
Accumulated losses	(260,837)	(196,634)

Total shareholder’s equity	37,657	101,878

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$3,308,902	$3,366,482

(1)	The authorized share capital of Studio City Finance Limited was 50,000 shares of US$1 par value per share, as of June 30, 2015 and December 31, 2014, 1 share of US$1 par value per share was issued and fully paid.

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

OPERATING REVENUE
Other revenue	$265	$652	$696	$934

OPERATING COSTS AND EXPENSES
General and administrative	(512)	(934)	(1,398)	(1,511)
Amortization of land use right	(3,026)	(3,026)	(6,052)	(6,052)
Depreciation and amortization	(15)	(2)	(25)	(2)
Pre-opening costs	(30,013)	(4,163)	(47,315)	(5,019)

Total operating costs and expenses	(33,566)	(8,125)	(54,790)	(12,584)

OPERATING LOSS	(33,301)	(7,473)	(54,094)	(11,650)

NON-OPERATING INCOME (EXPENSES)
Interest income	1,263	14	1,720	32
Interest expenses, net of capitalized interest	—	(35)	(1,356)	(2,261)
Other finance costs	(3,401)	(6,397)	(10,596)	(13,064)
Foreign exchange gain (loss), net	131	(442)	123	(855)

Total non-operating expenses, net	(2,007)	(6,860)	(10,109)	(16,148)

NET LOSS	$(35,308)	$(14,333)	$(64,203)	$(27,798)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$1,898	$(12,029)	$(18,416)	$(19,285)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(263,997)	(122,115)	(475,352)	(201,764)
Payment for land use right	—	—	(24,376)	(23,201)
Prepayment for other long-term assets	(24,205)	—	(24,205)	—
Advance payments and deposits for acquisition of property and equipment	(9,008)	(9,600)	(15,232)	(32,842)
Advance to an affiliated company	(10,923)	—	(10,923)	—
Changes in restricted cash	318,739	146,962	582,193	281,251

Net cash provided by investing activities	10,606	15,247	32,105	23,444

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(25)	—	(334)	—
Prepayment of deferred financing costs	—	(3,218)	—	(4,162)
Advance from immediate holding company	—	—	—	3

Net cash used in financing activities	(25)	(3,218)	(334)	(4,159)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,479	—	13,355	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,037	—	3,161	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$16,516	$—	$16,516	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(5,844)	$(5,844)	$(5,844)	$(5,844)

NON-CASH INVESTING ACTIVITY
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	(8,616)	16,317	53,538	71,326

F-4